RESULTS OF SHAREHOLDER MEETING
VIRTUS OPPORTUNITIES TRUST
March 27, 2009
(Unaudited)


At a special meeting of shareholders of Virtus Money Market Fund, a former series of Virtus Opportunities Trust, held on March 27, 2009, shareholders voted on the following proposal:

Number of Eligible Shares Voted:
                                   For             Against         Abstain
To approve an Agreement and   36,951,593.561    1,586,628.260    3,274,678.744
Plan of Reorganization to
merge Virtus Money Market
Fund, a former series of
Virtus Opportunities Trust
into Virtus Insight Money
Market Fund, a series of
Virtus Insight Trust

Shareholders of the Fund voted to approve the above proposal.